# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sotherly Hotels Inc., CIK 0001301236
CUSIP: 83600C103
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 306 SOUTH HENRY STREET, 306 SOUTH HENRY STREET, WILLIAMSBURG, Virginia (VA), 23185
Date of event which requires filing of this statement: 02/17/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001963860-26-000003
Filed by CIK 0001963860

## Reporting persons
- Trium Capital LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0

## Item 1. Issuer
Name of issuer: Sotherly Hotels Inc.
Address of issuer's principal executive offices: 306 SOUTH HENRY STREET, 306 SOUTH HENRY STREET, WILLIAMSBURG, VIRGINIA, 23185.

## Item 2. Person Filing
Name of person filing: Trium Capital LLP
Address of principal business office or, if none, residence: 60 Gresham Street, London, EC2V 7BB, United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to UK Financial Conduct Authority‑authorised investment management firm is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Trium Capital LLP: Fredrik Ostlund, Chief Compliance Officer (04/28/2026)